August 15, 2014

VIA EDGAR

Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hospitality Properties Trust (the “Company”)

Form 10-K for the year ended December 31, 2013 (the “Filing”)

Filed February 28, 2014

File No. 001-11527

Dear Mr. Woody:

We are in receipt of your letter dated August 1, 2014, regarding the above referenced Filing.  For your convenience, each of your original comments appears in bold text and is followed by our response.

Form 10-K for the year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Related Person transactions, page 77

1.              On page F-25, you disclose that your Board of Trustees may approve only those related person transactions that are fair and reasonable to you and your shareholders. On page 77, you disclose that your agreements with RMR, TA, Sonesta and AIC are on commercially reasonable terms. Please tell us how you are able to substantiate these representations. Please refer to paragraph 5 of ASC 850-10-50.

Company Response:

Travel Centers of America (“TA”)

As disclosed in the Filing, we have two lease agreements with TA pursuant to which TA leases 185 travel centers from us.  The TA No. 1 lease is for 145 travel centers and was entered into in connection with the January 2007 spin off of TA as a separate publicly traded company from us. Our Board of Trustees and management determined the terms of the TA No. 1 lease by reference to other triple net leases in our portfolio with unrelated third parties as well as then current market conditions.  The TA No. 2 lease is for 40 travel centers and was entered into in May 2007 as part of our purchase of those travel centers from an unrelated third party. The terms of the TA No. 2 lease were determined based upon negotiations between TA’s management and us and approved by our Independent Trustees and the Independent Directors of TA.

As disclosed in the Filing, in 2008 we entered into a rent deferral agreement with TA.  At the time we entered this agreement, TA faced significantly increased fuel costs.  These increased costs and a slowing U.S. economy adversely affected TA’s business and working capital needs and significantly jeopardized TA’s ability to honor its lease obligations to us.  We and TA entered the rent deferral agreement to allow TA to build a working capital cushion in the event the adverse market conditions persisted for an extended period.  The rent deferral agreement was negotiated over a five week period between committees comprised of our Independent Trustees and the Independent Directors of TA.

As disclosed in the Filing, in January 2011 we and TA amended the TA No. 1 and TA No. 2 leases.  This amendment was the result of several months of negotiation by special committees comprised of our Independent Trustees and the Independent Directors of TA. Each committee engaged legal counsel to assist in negotiations and drafting of the amendment agreement. In connection with these negotiations, our Independent Trustees reviewed and considered financial and other data, including historical and projected operating data for our travel center properties and for TA.  At the end of its review and consideration of the financial and other data and the related negotiations, our Independent Trustees determined that the terms of the lease amendment agreement were fair and reasonable to us.

As disclosed in the Filing, at the time TA became a separate publicly traded company from us, TA entered a transaction agreement with us and Reit Management & Research LLC (“RMR”).  Pursuant to this transaction agreement, among other things, TA agreed to grant us a right of first refusal to purchase, lease, mortgage or otherwise finance any interest TA owns in a travel center before it sells, leases, mortgages or otherwise finances that travel center to or with another party.  TA also agreed that for so long as TA is a tenant of ours it will not permit: the acquisition by any person or group of beneficial ownership of 9.8% or more of the voting shares or the power to direct the management and policies of TA or any of its subsidiary tenants or guarantors under its leases with us; the sale of a material part of the assets of TA or any such tenant or guarantor; or the cessation of certain continuing directors constituting a majority of the board of directors of TA or any such tenant or guarantor.

The transaction agreement was entered into with TA when it was a wholly owned subsidiary of us and disclosure of its terms was included in the TA registration statement filed in connection with its spinoff from us.  The reasonableness of the transaction agreement is not readily determinable on a qualitative basis.  We believe the terms of the right of first refusal provisions contained in the transaction agreement are typical for unaffiliated party real estate transactions and reasonable to us, and the ownership and other restrictions placed on TA are common in significant unaffiliated party leasing transactions and reasonable to us.

RMR

As disclosed in the Filing, we have two agreements with RMR to provide management and administrative services to us: (1) a business management agreement, which relates to our business generally, and (2) a property management agreement, which relates to the property level operations of the office building component of one of our properties.  Our Board of Trustees has given authority to our Compensation Committee (the “Committee”), which is comprised exclusively of Independent Trustees, to act on our behalf with respect to our management agreements with RMR.  The Committee’s charter requires it to annually review the terms of these agreements, evaluate RMR’s performance under these agreements and determine whether to renew, amend or terminate these agreements. At the date of the Filing, the Committee most recently performed that review, evaluation and determination in December 2013.

In connection with the Committee’s December 2013 review of the business management agreement, we entered into an amended and restated business management agreement with RMR, effective with respect to services performed on and after January 1, 2014.  Under the terms of the amended and restated business management agreement the methodology used to determine the amount of base management fees and incentive management fees to be paid to RMR by us were changed in an attempt to further align RMR’s financial incentives with the returns realized by our shareholders.  The Committee retained FTI Consulting, Inc., a nationally recognized compensation consultant experienced in REIT compensation programs, to assist it in developing the amended terms of the incentive fee payable to RMR. In connection with retaining this consultant, the Committee determined that the consultant did not have any conflicts of interest which would prevent the consultant from advising the Committee.

The expense associated with the business management agreement is included as a part of our general and administrative expense. We have two reportable segments: hotel and travel center real estate investments.  In connection with its review of our business management agreement, the Committee considered, among other things, an analysis of our general and administrative expense for the 12 months ended September 30, 2013 as a percentage of total assets (adding back accumulated depreciation) and total revenues compared to similar data for a peer group of hotel REITs (with respect to our hotel segment) and for a peer group of triple net REITs (with respect to our travel center segment), in each case that the Committee considered comparable to us. The Committee also assessed the quality of services provided to us by RMR. At the end of its review and related consideration and discussion, the Committee unanimously determined that the terms and conditions of the business management agreement, as amended, were fair and reasonable to us.

A similar type of analysis was performed by the Committee regarding the property management agreement.  In this case, the Committee considered, among other things, market data compiled and included in the 2013 Experience Exchange Report published by the Building Owners and Managers Association, a nationally recognized third party trade organization, of the national average per square foot property management fees and payroll costs for office properties compared to the management fees and payroll costs paid by us under the property management agreement.  In addition, the Committee reviewed a report based on a survey of management fees and payroll costs charged by third party management companies for similar services. At the end of its review and related consideration and discussion, the Committee determined that the terms and conditions of the property management agreement were fair and reasonable to us.

Sonesta International Hotels Corporation (“Sonesta”)

As disclosed in the Filing, we have 22 management agreements and one pooling agreement with Sonesta under which Sonesta operates certain of our hotels.  The terms of each of the management agreements are substantially the same except for the different base management fee percentages for full service and select service hotels.  The pooling agreement combines the 22 management agreements for purposes of calculating gross revenues, payment of hotel operating expenses, payment of fees to Sonesta and the calculation of minimum returns due to us.  Our Independent Trustees reviewed and approved the terms of the management agreements and the pooling agreement.

In order to assist our Independent Trustees in connection with their evaluating the terms of the initial management agreement, we engaged Duff & Phelps LLC, a nationally recognized consulting firm with considerable hotel industry expertise, to conduct a “Benchmarking Analysis” of the terms common in hotel management agreements.  Our Independent Trustees used the Duff & Phelps analysis to help them evaluate the appropriateness and competitiveness of the base management fees, incentive management fees, reservation fees, system fees and other significant terms of the initial Sonesta management agreement.  In addition, our Independent Trustees reviewed the 2010 HOST Report from Smith

Travel Research, Inc., or STR, and the Trends in the 2010 Hotel Industry publication by PKF Hospitality Research LLC and PKF Consulting USA LLC, together PKF.  Both STR and PKF are nationally recognized hotel industry data research and consulting firms.  These annual publications benchmark various revenue and expense categories, including base management and other fees, for U.S. hotels.  After review and consideration of this information, our Independent Trustees concluded the management and pooling agreements were fair and reasonable to us.

In 2013, Sonesta developed a national sales and marketing platform, a guest rewards program and a more sophisticated reservation system and requested that we reimburse them for our share of the costs. Because these programs were not in place at the time we entered the initial management agreement, the agreement provided that subject to our approval, once developed we would reimburse Sonesta for these costs in amounts typical in the hotel industry.  In order to assist our Independent Trustees in evaluating Sonesta’s request, management prepared an analysis of the terms for similar type fees and cost reimbursements provided for in our hotel management agreements with Marriott International Inc., InterContinental Hotels Group, Hyatt Corporation, Wyndham Hotel Group and Carlson Hotels.  Based on their review and consideration of these industry benchmarks, our Independent Trustees concluded the cost reimbursement arrangements were fair and reasonable to us.

Affiliates Insurance Company (“AIC”)

As disclosed in the Filing, we are a shareholder of AIC. The other shareholders of AIC are RMR and certain other companies to which RMR provides management services. All of our Trustees and nearly all of the directors and trustees of RMR and of the other publicly held AIC shareholders currently serve on the board of directors of AIC. For the one-year insurance term beginning in June 2013, we and the other shareholders of AIC purchased property insurance providing $500 million of coverage pursuant to an insurance program arranged by AIC and with respect to which AIC is a reinsurer of certain coverage amounts. A majority of our Independent Trustees serve on the Executive and Underwriting Committee of AIC’s board of directors, which oversees and approved on behalf of AIC the property insurance program. AIC engaged independent insurance brokers to assist with the design, insurer selection, pricing and cost of the program.  The brokers conducted an extensive market check for the insurance program.

Our Governance Guidelines provide that any material transaction between us and AIC is required to be reviewed and approved by the affirmative votes of both a majority of our entire Board of Trustees and a majority of our Independent Trustees. That review and approval occurred in connection with the June 2013 insurance program. By pooling our properties with the pool of properties owned by other AIC shareholders, we believe we are able to take advantage of better property insurance pricing because of our participation in a large pool with more diverse risks than is indicative of our own properties on a separate basis.  In addition, because insurers view participation in a large pool like the AIC portfolio desirable, AIC’s independent insurance brokers are able to secure more competitive pricing bids for different levels or layers of participation than would be expected to be available to us on a separate basis. Our Trustees and Independent Trustees, acting separately, considered and discussed AIC’s aggregate insurance cost and a proposed allocation of the total premium among the program participants performed by a firm of independent insurance brokers, and after that consideration and discussion, our entire Board and, acting separately, our Independent Trustees, each unanimously determined that the terms of the program and the share of the related premium allocated to us were fair and reasonable to us.

Financial Statements

Notes to Financial Statements, page F-7

8. Related Person Transactions, page F-25

2.              On page F-35, you disclose that certain repairs and periodic renovations are capitalized. Please tell us the nature of the repairs and tell us how you determined it was appropriate to capitalize these repairs.

Company Response:

The sentence on page F-35 was intended to separate repairs, which are expensed by us, and periodic renovations, which are capitalized by us. Both categories of costs are reimbursable by us under the agreement referenced.  In future filings, we will clarify the distinction between the two.

Schedule III, page F-46

3.              We note your note (1) on page F-48. Please clarify for us the nature of this adjustment. We may have further comments.

Company Response:

The reclassifications referenced in note (1) to Schedule III relate to certain hotel properties for which we had recorded a loss on asset impairment.  Under ASC360-10-35-20 Property, Plant, and Equipment — Overall Subsequent Measurement— Long Lived Assets Classified as Held and Used—Adjusted Carrying Amount Becomes New Cost Basis, if an impairment loss is recognized, the adjusted carrying amount of a long-lived asset shall be its new cost basis.  Based on the guidance included in Ernst & Young’s publication Financial reporting developments — Impairment or disposal of long-lived assets; revised October 2013 (the “EY Publication”),we adjusted the carrying value of these hotels to their new cost basis by reducing the historical cost of each hotel by the amount of its accumulated depreciation. As the EY Publication states, “Impairment losses on long-lived assets to be held and used are required to be reflected as a permanent write-down of the cost basis of the affected assets. Accordingly, we believe it is appropriate to eliminate previously recorded depreciation on the impaired long-lived assets (i.e., accumulated depreciation). Although ASC 360-10 does not address this issue, such treatment is consistent with the FASB’s reason for using fair value — deciding to continue to operate an asset is similar to a decision to buy an asset.”

In connection with our responses above, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  If you have any questions, please contact me at 617-796-8327.

Sincerely,

Hospitality Properties Trust

By:	/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer and Chief Financial Officer